July 31, 2009

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:                             Senomyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 12, 2009
File No. 000-50791

Dear Mr. Riedler:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2009 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) of Senomyx, Inc. (the “Company”) filed with the Commission on February 12, 2009.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Item 1.  Business

Product Discovery and Development Collaborations, page 13

1.                                      We note that you have described the material terms of the following collaboration agreements, but have not filed them as exhibits to your annual report:

•                  Collaborative Research and License Agreement with Cadbury Adams USA, LLC, entered into in July 2005;

4767 Nexus Centre Drive  •  San Diego, California 92121  •  Tel: (858) 646-8300  •  Fax: (858) 404-0750

•                  Collaboration Agreement with Firmenich, entered into in December 2007; and

•                  Second Collaboration Agreement with Firmenich, entered into in November 2008.

Please file the above agreements and related amendments as exhibits, or provide us with a legal analysis as to why the agreements need not be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that the Company is not substantially dependant on the specified agreements with Cadbury Adams USA, LLC (“Cadbury”) or Firmenich SA (“Firmenich”) and does not believe that any of the specified agreements with Cadbury or Firmenich qualify as material contracts under Item 601(b)(10)(ii)(B) of Regulation S-K.  Each of the agreements identified above were made in the ordinary course of business and are similar to other agreements the Company has reached with various collaborators under which the Company performs funded research and development and/or offers licenses to specific flavor ingredients. In addition, none of the agreements include material upfront license fees, if any, or provide significant amounts of ongoing research funding to the Company. While the Company may receive additional amounts under these agreements in the future in the form of milestone payments and/or potential royalties on future sales of licensed flavor ingredients, the Company cannot currently predict the timing or amounts of such payments, if any. Furthermore, none of the agreements provide the Company with material licenses to intellectual property or other rights that are essential to the Company’s ongoing business operations.

Therefore, the Company respectfully submits that, as discussed above, it is not substantially dependant on its agreements with Cadbury or Firmenich at this time.  However, the Company continually re-evaluates whether any of the agreements qualifies as a material agreement under Item 601(b)(10)(ii)(B) of Regulation S-K and will file any such agreement at the time it becomes material to the Company.  For example, the Company’s receipt of material ongoing royalties under any of the agreements in the future could result in such agreement becoming material to the Company at that time, and therefore required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Signatures

2.                                      We note that your chief executive officer and chief financial officer have signed this Form 10-K on behalf of the registrant and in their respective capacities, but that the Form 10-K has not been signed by your controller or principal accounting officer in this capacity pursuant to Instruction D to Form 10-K.  Please amend your Form 10-K to have your controller or principal accounting officer sign this Form 10-K in this capacity.  If John Poyhonen, your chief financial officer, is also your controller or principal accounting officer please indicate beneath his signature that he is signing the Form 10-K in the capacity of chief financial officer and controller or principal accounting officer.

The Company acknowledges the Staff’s comment and respectfully submits that in addition to being the Company’s Senior Vice President and Chief Financial and Business Officer, Mr. Poyhonen is also the Company’s Principal Accounting Officer and signed the 2008 Form 10-K in the capacity of the Company’s Chief Financial Officer and Principal Accounting Officer.  In future filings with the Commission required to be signed by the Company’s Chief Financial Officer and Principal Accounting Officer, the Company will clearly indicate the individual signing such filings in the capacity of the Company’s Chief Financial Officer and Principal Accounting Officer.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 20

3.                                      You disclose on page 20 that your compensation programs are “benchmarked” against the programs of the company’s peer group, which consists of 29 companies in the biotech industry.

•                  Please revise your disclosure to identify the name of each of the companies which are included in the peer group.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

•                  Please expand your disclosure to explain how you use the programs of the company’s peer group to set executive compensation.  If you adjust executive compensation so that it reflects a specific percentile of peer group programs, please so disclose.

The Company acknowledges the Staff’s comment and respectfully submits that the Company’s peer group for fiscal 2008 consisted of the following 29 biotechnology companies:

Company Name	Location
ACADIA Pharmaceuticals	San Diego, CA
Affymax, Inc.	Palo Alto, CA
Alnylam Pharmaceuticals	Cambridge, MA
Anadys Pharmaceuticals	San Diego, CA
Arena Pharmaceuticals, Inc.	San Diego, CA
Ariad Pharmaceuticals, Inc.	Cambridge, MA
Array Biopharma, Inc.	Boulder, CO
CV Therapeutics, Inc.	Palo Alto, CA
CytoKinetics	South San Francisco, CA
Cytori Therapeutics, Inc.	San Diego, CA
Dyax Corp	Cambridge, MA
Dynavax Technologies	Berkeley, CA
Geron Corp.	Menlo Park, CA
Immunogen, Inc.	Cambridge, MA
Infinity Pharmaceuticals, Inc.	Cambridge, MA
Kosan Biosciences	Hayward, CA
Maxygen, Inc.	Redwood City, CA
Metabasis Therapeutics, Inc.	San Diego, CA
Momenta Pharmaceuticals	Cambridge, MA
Neurocrine Biosciences, Inc.	San Diego, CA
Pharmacopeia, Inc.	Princeton, NJ
Redpoint Bio Corporation	Ewing, NJ
Rigel Pharmaceuticals, Inc.	South San Francisco, CA
Santarus, Inc.	San Diego, CA
Seattle Genetics	Bothell, WA
Tercica	Brisbane, CA
Vical, Inc.	San Diego, CA
Xenoport, Inc.	Santa Clara, CA
Xoma Ltd.	Berkeley, CA

The Company targets its compensation programs for executives at the 75th percentile of the Company’s peer group compensation programs for similarly situated employees.

The Company respectfully submits that it will include the identity of each of the companies included in the Company’s peer group, and the target compensation percentile within such peer group, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2009 Form 10-K. The Company would expect to disclose in the 2009 Form 10-K a revised list of peer companies that the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) determined to be a representative peer group that it used in making compensation decisions in the applicable disclosure period.

4.                                      We note that you have described the material terms of the following agreements but have not filed the agreements as exhibits to your annual report.

•                  2008 Bonus Plan; and

•                  Employment Letter Agreement with David Berger.

Please file the agreement as an exhibit, or provide a legal analysis as to why the agreement need not be filed as an exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulations S-K.

The Company acknowledges the Staff’s comment and respectfully submits that the Company’s 2008 Bonus Plan was filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on July 18, 2008 and the Company’s 2009 Bonus Plan was filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 9, 2009.  Details regarding amounts actually paid under the 2008 Bonus Plan have been previously disclosed in the Company’s Current Report on Form 8-K filed with the Commission on July 18, 2009 and in the Company’s 2009 Notice of Annual Meeting and Proxy Statement (the “2009 Proxy”). In response to the Staff’s comment, the Company will file its 2009 Bonus Plan and Employment Letter Agreement dated December 7, 2007 with David B. Berger as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

Components of Executive Compensation Programs, page 21
Base Salary, page 21

5.                                      We note that each named executive officer’s base salary increased during fiscal year 2008.  We further note your disclosure on page 21 that the Compensation Committee determined 2008 salaries based on an assessment of the “executive’s performance” against job responsibilities, overall company performance and competitive salary information.  Please expand your disclosure to describe why and how your Compensation Committee increased base salaries.

The Company acknowledges the Staff’s comment and respectfully submits that while the Compensation Committee assesses each executive’s performance against job responsibilities and overall Company performance when determining base salaries, there are no specific individual or Company performance targets established with respect to base salaries.  Rather, the Compensation Committee reviews competitive base salary information for the Company’s peer group, and then considers adjustments to more closely align each executive’s base salary with the

75th percentile within the peer group.  Those potential adjustments are then further refined by the Compensation Committee’s subjective assessment of the level and scope of responsibilities of the individual compared to persons performing similar roles at companies within the peer group. Furthermore, on an individual-by-individual basis, the Compensation Committee also considers the corresponding average percentage base salary increase approved for non-executive level employees of the Company with a similar individual job performance rating as compared to the individual executive. Finally, the Compensation Committee also considers the internal equity impact of any potential adjustment to an executive’s base salary. While all of these factors are taken into consideration, the actual adjustment to any executive’s base salary is ultimately at the discretion of the Compensation Committee and significantly dependent on the individual’s performance against job responsibilities and the Company’s performance overall; provided, however, that as previously stated, there are no specific targets.

The Company respectfully submits that it will include the additional detail discussed above relating to why and how the Compensation Committee establishes annual base salaries beginning with the 2009 Form 10-K, or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2009 Form 10-K.

Annual Performance-Based Bonus, page 21

6.                                      We note your disclosure on page 22 that each named executive officer’s bonus is calculated primarily based on the company’s achievement of corporate goals, and the corresponding description of your corporate goals for 2008.  Your Compensation Discussion and Analysis does not provide sufficient disclosure regarding the corporate objectives used to determine your executive officers’ annual performance-based bonus.  Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

•                  The corporate objectives;

•                  Confirmation that you will disclose the achievement of the objectives;

•                  And a discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

The Company acknowledges the Staff’s comment and respectfully submits that it believes it is appropriate to omit disclosure of the specific quantitative and qualitative terms of the corporate goals for the Company’s performance-based 2008 cash bonuses pursuant to Instruction 4 to Item 402(b) of Regulation S-K, which provides that the Company need not disclose such specific quantitative and qualitative terms if such disclosure would result in competitive harm to the Company. Instruction 4 further provides that the standard used in determining whether such disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Courts have construed exemption 4 and provided guidance regarding the scope of the exemption in several cases. One of the principal cases is Gulf & Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), in which the Court of Appeals for the District of Columbia Circuit (the “D.C. Circuit”) affirmed a district court ruling that the Government was entitled to withhold certain documents from the disclosure requirements of FOIA pursuant to exemption 4. In that case, the court held that for information to fall within exemption 4, “the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential.” Id. at 529 (citing National Parks and Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). The information being sought in that case met the first two requirements because it related to the business of Norris Industries, Inc., a third party defense contractor (“Norris”). Id. at 529. In determining whether the such information was entitled to confidential treatment, the court, citing Morton, held that “[i]nformation is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained.” Id. at 530 (citing Morton, 498 F.2d at 770). The D.C. Circuit further held:

In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.  Id. at 530 (citing National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)).

The court ultimately affirmed the district court’s ruling that the Government was entitled to withhold the information being sought because it found that disclosure of such information would allow Norris’s competitors to calculate accurately its future bids and its pricing structure from the withheld information. Id. According to the court, such information should remain confidential because it was not “of the type normally released to the public” and that “substantial competitive harm” would be caused if it were disclosed. Id.

In Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992), the D.C. Circuit, in an en banc decision, re-affirmed the long-standing two-part exemption 4 confidentiality test that was first articulated in Morton, supra, and on which the Gulf & Western court based its decision. Id. at 872. Under the Morton test, any financial or commercial information is confidential for the purposes of exemption 4 if “disclosure would be likely either ‘(1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Critical Mass, 975 F.2d at 878 (quoting Morton, 498 F.2d at 770). While government interest is unlikely to be implicated where the production of information is compelled, competitive interest remains a threat to the business of the person from whom the information is sought.

The Company believes that, as elaborated more fully below, the specific quantitative and qualitative terms of the corporate goals referred to in the Staff’s comment are exempted from disclosure under exemption 4 because they meet all three requirements referred to above: the information (1) is commercial or financial; (2) was obtained from a person outside of the government and (3) is “confidential,” as defined by the D.C. Circuit in Gulf & Western. For all of the reasons set forth herein, such information is “not of the type normally released to the public,” and “substantial competitive harm” to the Company would be caused were it to be disclosed.

The Company’s 2008 corporate goals included commercial goals, financial goals and research goals.  The 2009 Proxy disclosed the allocation of weighting on a percentage basis to each type of 2008 corporate goal (commercial goals — 15%; financial goals — 35%; research goals — 50%).  In addition, the general nature of the 2008 corporate goals were disclosed in the 2009 Proxy as follows:

“Commercial goals include objectives relating to commercial product launches and associated royalty revenue targets from commercialized products by specified collaborative partners. Our financial goals included objectives for revenue from all sources, including our commercialized products and from collaborations, minimum year-end cash balances and achievement of financial results within our publicly disclosed guidance. Finally, our research goals were primarily based on discovery and development activities under our discovery and development programs, including the selection of a sweet enhancing compound for development, the identification of compounds that provide specific taste characteristics in our sweet, salt and bitter blocking programs and a positive outcome for the regulatory review of our S2383 sucralose enhancing compound.”

The 2009 Proxy also disclosed the threshold, target and maximum bonus opportunities as a percentage of base salary, and the allocation of corporate and individual goal weighting for each named executive officer.  In addition, a detailed description of the methodology used to calculate actual bonus amount paid, based upon the weighted average goal achievement, was provided, including the minimum weighted average goal achievement necessary to receive any bonus.

The Company believes that disclosing any additional detail regarding the specific quantitative and qualitative terms of the corporate goals referenced above would cause substantial competitive harm to the Company and would be of relatively little value to investors’ understanding of the Company’s compensation policies and practices.

As disclosed in the 2009 Proxy, the commercial and financial goals are based upon commercial product launches, royalty revenue targets from commercialized products, revenue objectives, minimum year-end cash balances and achievement of financial results within the Company’s publicly disclosed guidance.  The research goals are primarily based on discovery and development activities under the Company’s discovery and development programs.  With the exception of the Company’s publicly disclosed financial guidance, these corporate goals are highly sensitive information that is not otherwise disclosed in any of the Company’s public filings.  Because the Company seeks to develop products with a potentially significant market, other companies, namely flavor and flavor enhancer companies and packaged food and beverage companies, are keenly interested in this type of information relating to the Company.  Knowledge of specific commercial, financial and research information would provide these companies, all of whom are potential competitors or collaborators of the Company, with significant insight into the Company’s anticipated progress on highly confidential research programs, revenue objectives relating to existing and future collaborations, when the Company and its collaborators intend to introduce new products into the marketplace and what volumes of sales and which geographies they intend to target.  Disclosure of this information would be particularly harmful to the Company because it would enable competitors to understand the research, development and commercialization goals of the Company and its collaborators, as well as inform the Company’s competitors of the development schedule for certain products and how much the Company and its collaborators intend to allocate to the development of such products. Because of the focus of the flavor and flavor enhancer industry on research and development and initial introduction of products, this information is particularly valuable to competitors who would like information regarding the timing of potential market entry by the Company and its collaborators.

Armed with this information, a competitor could more effectively price its competing products against those proposed to be developed by the Company and its collaborators and ultimately capture market share at the expense of the Company and its stockholders.  Further, with access to this information, a potential competitor may more effectively determine the level of potential income realizable in the packaged food and beverage sector related to the development of flavor and flavor enhancer products like those being developed by the Company, which could facilitate a business decision regarding whether to compete in the sector.  Competitors could also compare their cost structures and business models with those of the Company and focus their research and development efforts in areas where they are at a disadvantage relative to the Company.  Neither the Company nor its collaborators have access to similar information from their competitors and thus would be at a competitive disadvantage if this key information were to be disclosed.

Disclosure of the Company’s specific commercial, financial and research information would also be harmful because it would provide existing and potential collaborators with information regarding the status of the Company’s research programs and revenue objectives under collaboration agreements that would substantially disadvantage the Company’s ability to negotiate favorable business and financial terms with collaborators, which would be harmful to the Company and its stockholders.

Moreover, the Company’s existing collaborators are extremely sensitive about disclosing any information relating to the development and market launch of their products or the status of individual research programs.  For instance, the Company has collaborations where it has disclosed the identity of the collaborator and the food type that is the subject of the collaboration, but not the taste modality being investigated. The Company also has collaboration agreements where it has disclosed the identity of the collaborator, but specific detail regarding the focus of the research remains highly confidential. If the Company is forced to disclose additional detail regarding its corporate objectives, significant strain will be placed on the Company’s relationships with its collaborators, and the Company’s current and potential collaborators may elect to limit their relationship with the Company in the future and/or terminate existing relationships, any of which would cause the Company’s stock price to decline and significantly and adversely affect the value of the Company to its stockholders.

While more detailed disclosure of the Company’s corporate goals would be useful to the Company’s competitors, and harmful to the Company’s relationship with current and potential collaborators, such disclosure would be of relatively little value and therefore not material to an investor’s understanding of the Company’s compensation policies and decisions regarding the Company’s named executive officers. Disclosure of the specific product launches, royalty and general revenue targets and development program objectives would be of little additional value to investors, who have access to the general nature of the corporate objectives and, as discussed below, will now be provided with additional detail regarding the extent to which the prior year’s corporate goals were achieved. Moreover, also as discussed below, the Company will include additional detail regarding the level of difficulty associated with achieving the corporate goals. This additional information provides the critical information necessary for an investor to assess the Company’s compensation policies, without placing the Company in a marginalized position with respect to its competitors and collaborators by disclosing each specific corporate objective in great detail. Disclosure of forward-looking financial goals other than the Company’s publicly disclosed guidance would also be of little value to an investor’s understanding of the Company’s compensation policies. On the contrary, disclosure of such forward-looking goals would actually be misleading to investors and may be misconstrued as the Company’s financial guidance on future performance, which has otherwise been publicly disclosed and, as discussed below, will now be specifically called out again in reference to the corresponding corporate goal. There is no guarantee that the Company will meet such forward-looking financial goals as they represent aspirational amounts. Again, the additional information discussed below that the Company will provide will be far more valuable to an understanding of the Company’s compensation practices than any additional disclosure relating to the corporate goals that would place the Company in a competitively compromised position.

As noted above, the Company will provide additional detail in future filings beginning with the 2009 Form 10-K, or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2009 Form 10-K, including the percentage level of achievement of the prior year’s corporate goals and the level of difficulty associated with achieving the corporate goals. For example, the Company will indicate that the corporate goals are collectively designed to be stretch goals intended to be very challenging but attainable (i.e., viewed by the Company as 100% goal achievement being attainable only rarely and well less than 50% of the time), and that 100% goal achievement would represent an extremely high level of success in each of the Company’s discovery and development programs coupled with achievement of each of the Company’s numerous financial goals.  In addition, the Company will disclose specific financial goals after the line item(s), if any, corresponding to such financial goals have been reported in the Company’s historical financial statements, and will include the specific financial guidance metrics being used as a corporate goal.

7.                                      We note your disclosure on page 22 that a component of bonus determination is based on individual goals.  Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine your executive officers’ annual performance-based bonus.  Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

•                  The performance objectives;

•                  Confirmation that you will disclose the achievement of the objectives; and

•                  A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

The Company acknowledges the Staff’s comment and respectfully submits that it believes it is appropriate to omit disclosure of the specific quantitative and qualitative terms of the individual goals for the Company’s performance-based 2008 cash bonuses as they are exempted from disclosure under exemption 4 because they meet all three requirements referred to in the Company’s response to Comment 6 above: the information (1) is commercial or financial; (2) was obtained from a person outside of the government and (3) is “confidential,” as defined by the D.C. Circuit in Gulf & Western. For all of the reasons set forth herein, such information is “not of the type normally released to the public,” and “substantial competitive harm” to the Company would be caused were it to be disclosed.

Similar to the Company’s 2008 corporate goals, the Company’s 2008 individual goals included commercial goals, financial goals and research goals, as well as goals related to each executive’s respective area of responsibility.  The general nature of the 2008 individual goals for each of the named executive officers were as follows, with each of the individual goals receiving a percentage weighting with respect to the total individual goal achievement (please note that as disclosed in the 2009 Proxy, Kent Snyder’s performance-based cash bonus was based entirely on corporate goals):

Named Executive Officer	Individual Goals
Mark Zoller, Ph.D.	•

Discovery and development activities under the Company’s discovery and development programs, including the selection of a sweet enhancing compound for development, the identification of compounds that provide specific taste characteristics in our sweet, salt and bitter blocking programs and a positive outcome for the regulatory review of the Company’s S2383 sucralose enhancing compound

John Poyhonen	•	Revenue objectives associated with existing collaborations, from new deals, extensions and increased funding
	•	Achievement of financial results within the Company’s publicly disclosed guidance
	•	Insure Sarbanes Oxley and other Commission regulatory compliance matters
	•	Management of investor relations matters
	•	Effectively manage collaborations

Sharon Wicker	•	Commercial product launches
	•	Product development support
	•	Strategy development
	•	Effectively manage collaborations

David B. Berger	•	Generation of new revenue from new deals, extensions and increased funding
	•	Management of the Company’s intellectual property portfolio and strategy
	•	Insure Sarbanes Oxley and other Commission regulatory compliance matters
	•	Acquisition of specific assets to support research and development programs

The Company will provide additional detail in future filings beginning with the 2009 Form 10-K, or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2009 Form 10-K, regarding the general nature of the individual goals consistent with that set forth in the above table.  In addition, the Company will disclose the level of difficulty associated with achieving individual goals, including that fact that individual goals are comprised of a combination of goals that one would be expected to achieve as part of the ordinary course of performing one’s job responsibilities, and goals that are designed to be stretch goals intended to be very challenging but attainable (i.e., viewed by the Company as 100% goal achievement being attainable less than 50% of the time).

As discussed in the Company’s response to Comment 6, the 2009 Proxy disclosed the threshold, target and maximum bonus opportunities as a percentage of base salary, and the allocation of corporate and individual goal weighting for each named executive officer.  In addition, a detailed description of the methodology used to calculate actual bonus amount paid, based upon the weighted average goal achievement, was provided, including the minimum weighted average goal achievement necessary to receive any bonus.

Noting that the individual goals are consistent with and complimentary to the corporate goals, the Company believes that disclosing any additional detail regarding the specific quantitative and qualitative terms of the individual goals referenced above would cause competitive harm to the Company and would be of relatively little value to investors’ understanding of the Company’s compensation policies and practices for all of the reasons set forth above in the Company’s response to Comment 6.  In addition, the Company believes that disclosing individual goals in any further detail could help competitors to recruit the Company’s executives away from the Company. Because of the relatively small size of the Company’s employee base, which is less than 120 regular full-time individuals, the departure of even just one member of the Company’s senior management could disrupt the Company’s business operations, divert the attention of management, jeopardize the stability of the Company’s employee base and harm the Company’s ability to achieve its business objectives. The impact of any these would be detrimental to the interests of the Company’s stockholders.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 646-8306.

Sincerely,

Senomyx, Inc.

/s/ David B. Berger

David B. Berger
Vice President, General Counsel and Corporate Secretary

cc:	Rose Zukin, Securities and Exchange Commission
Kent R. Snyder, President and Chief Executive Officer
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP